SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐        No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated November 12, 2006 relating to the proposed sale by PCRD of its shares in the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: November 16, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

(Incorporated in Hong Kong with limited liability) (Stock Code: 0008)

ANNOUNCEMENT Proposed Sale by PCRD of its shares in PCCW

PCCW Limited (“PCCW”) refers to its announcement dated 10 July 2006 relating to the proposed sale by Pacific Century Regional Developments Limited (“PCRD”) of up to 1,526,773,301 shares in PCCW, representing approximately 22.64% of the current issued share capital of PCCW, to Fiorlatte Limited (the “Sale”).

PCRD has issued a further announcement through Singapore Exchange Securities Trading Limited in order to update its shareholders on the purchaser’s proposed on-sale of certain shares in the capital of PCCW to be acquired pursuant to the Sale. The full text of PCRD’s further announcement is reproduced immediately below this announcement for the information of PCCW’s shareholders.

By Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 12 November 2006

The directors of PCCW as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David,
GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta;
The Hon Raymond George Hardenbergh Seitz

PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 196300381N

ANNOUNCEMENT

PROPOSED SALE OF SHARES IN PCCW LIMITED
PROPOSED ON-SALE OF SHARES IN PCCW LIMITED BY THE PURCHASER

The Board of Directors (the “Board”) of Pacific Century Regional Developments Limited (the “Company” or “PCRD”) refers to the proposed sale by the Company of up to 1,526,773,301 ordinary shares of HK$0.25 each (the “Sale Shares”) in the share capital of PCCW Limited (“PCCW”), representing approximately 22.64 per cent. of the issued share capital of PCCW, to Fiorlatte Limited (the “Purchaser”).

All capitalised terms used and not defined herein shall have the same meanings given to them in the announcements dated 10 July 2006 (the “Sale Announcement”), 18 July 2006, 21 July 2006, 20 September 2006 (the “20 September 2006 Announcement”), 31 October 2006 and 6 November 2006 made by the Company in connection with the Sale.

It was mentioned in the 20 September 2006 Announcement that the consortium of private and strategic investors who will provide the Purchaser with the financing for the Sale had not at that time been finalised. The Company now wishes to update Shareholders that Mr Francis P. T. Leung (“FL”) and the Purchaser have, on 12 November 2006, issued a press release providing details on the Purchaser’s proposed on-sale of certain shares in the capital of PCCW Limited to be acquired pursuant to the Sale.

The detailed press release made by FL and the Purchaser dated 12 November 2006 is attached to this Announcement.

The Company will be taking steps to convene and hold the EGM to approve the Sale, which will involve the issue of a circular to Shareholders containing, inter alia, information on the Sale, the recommendation of the independent Directors of the Company for the purposes of the Sale and the advice of Genesis Capital on whether the Sale is on normal commercial terms and whether it is prejudicial to the interests of the Company and its minority shareholders.

In the meantime, Shareholders are advised to exercise caution in their dealings in the shares of the Company (the “Shares”) and to refrain from taking any action in relation to their Shares which may be prejudicial to their interests.

BY ORDER OF THE BOARD

Lim Beng Jin
Company Secretary
Singapore, 12 November 2006

The Directors of the Company (including any director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and the opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

PRESS RELEASE

To: Business Editor

Francis P.T. Leung Announced Investors in PCCW

(12 November 2006 — HONG KONG) As previously announced, Mr Francis P.T Leung (“Mr Leung”) through his wholly owned company, Fiorlatte Limited (“Fiorlatte”), entered into an agreement (“Fiorlatte-PCRD Agreement”) on 9 July 2006 with Pacific Century Regional Developments Ltd. (“PCRD”), pursuant to which Fiorlatte agreed to acquire PCRD’s entire stake in PCCW Limited (“PCCW”), which amounts to approximately 22.65% of the existing issued share capital of PCCW. The purchase price was HK$6.00 per share.

Mr Leung would like to announce that Fiorlatte has now reached binding agreements with Telefónica Internacional S.A.U (“Telefónica”) and separately with each of Li Ka Shing Foundation Limited (“HK Foundation”) and Li Ka Shing (Canada) Foundation (“Canadian Foundation”) so that:

  Telefónica will acquire and hold PCCW shares representing 8% of PCCW’s issued share capital;

  HK Foundation will acquire and hold PCCW shares representing 10% of PCCW’s issued share capital; and

  Canadian Foundation will acquire and hold PCCW shares representing 2% of PCCW’s issued share capital (collectively the “Transactions”).

Mr Leung will acquire and will continue to hold the remaining 2.65% interest. Mr Leung expects to finance this acquisition through a combination of his own resources, bank financing and a loan from Mr Li Ka Shing. Mr Leung currently holds PCCW Shares amounting to approximately 0.7% of PCCW’s issued share capital, directly and through wholly owned companies, including Fiorlatte. Upon completion of the Fiorlatte-PCRD Agreement and the Transactions, he will hold an aggregate interest of 3.35% in PCCW’s issued share capital.

The agreements were entered into on 12 November 2006. The PCCW shares are being acquired at HK$6.00 per share. In the case of the transaction with Telefónica, however, the price per share is subject to a downward adjustment of HK$0.60 depending on the performance of PCCW’s share price for a certain period within 10 months after payment has been made by Telefónica.

Completion of each of the Transactions between Fiorlatte and each of Telefónica, HK Foundation and Canadian Foundation is conditional upon certain conditions, including the approval by the shareholders of PCRD of the transaction with Fiorlatte, the lapse or withdrawal of a scheme of arrangement currently proposed by PCRD to its shareholders, and the obtaining of all necessary regulatory consents or waivers, including from the Broadcasting Authority of Hong Kong.

The Takeovers Executive (“Executive”) of the Securities and Futures Commission of Hong Kong has ruled that Mr Leung, Mr Li Ka Shing, HK Foundation and Canadian Foundation are presumed to be acting in concert under The Codes on Takeovers and Mergers and Share Repurchases (“Code”) in respect of PCCW. The Executive has also ruled that there is not sufficient evidence to conclude that Mr Leung, Mr Li Ka Shing, HK Foundation and Canadian Foundation (on the one hand) and Telefónica and China Network Communications Group Corporation (“CNC”) (on the other hand) are acting in concert in respect of PCCW within the meaning of the Code. Accordingly, there is not sufficient evidence that the Transactions give rise to any one or more of Mr Leung, Mr Li Ka Shing, HK Foundation, Canadian Foundation, Telefónica and CNC having to make a mandatory offer for any part or all of the issued share capital of PCCW.

In reaching this view the Executive has carefully considered the representations made to the Executive and in particular:

•	the various confirmations therein to the effect that there is no agreement or understanding, whether formal or informal, between Mr Leung (and companies controlled by him) and/or Fiorlatte and/or Mr Li Ka Shing (and companies controlled by him) whether personally or through his agents or representatives and/or the Foundations (on the one hand) with any member of the CNC group and/or any member of the Telefónica group (on the other hand) in connection with the acquisition, holding or voting of PCCW Shares and/or in relation to the representation of CNC and/or Telefónica on the board of PCCW; and

•	CNC’s indication that it will issue an announcement that (i) it is not acting in concert with any person (apart from Telefónica) in respect of its shareholding in PCCW; (ii) CNC has not entered into any agreement or arrangement with any of Mr Leung, HK Foundation, Canada Foundation and their representatives, Mr Li Ka Shing (or any company controlled by him) whether personally or through his agents or representatives and Mr Richard Li (apart from the previously disclosed shareholders agreements dated 19 January 2005 which do not render them parties acting in concert); and (iii) CNC and persons acting in concert with it do not have control (within the meaning of the Code) over PCCW, and that CNC does not intend to control the board of PCCW and will not seek to do so in future unless CNC gains control of PCCW in accordance with the Code.

The Transactions will terminate automatically if the Fiorlatte-PCRD Agreement terminates because its conditions are not satisfied by the long-stop date under the Fiorlatte-PCRD Agreement, which is 30 November 2006 or such later date and time as may be agreed in writing between PCRD and Fiorlatte.

The long-stop date for the closing of the Transactions will be 5 January 2007.

As provided in the Fiorlatte-PCRD Agreement, Fiorlatte has the right to accelerate completion of the acquisition of the PCCW shares under that agreement to a date that is on or after 20 December 2006.

Mr Leung, in his own capacity and as the sole director of Fiorlatte Limited, accepts full responsibility for the accuracy of information contained in this press release and confirms,

having made all reasonable inquiries, that to the best of his knowledge, opinions expressed in this press release have been arrived at after due and careful consideration and there are no other facts not contained in this press release, the omission of which would make any statement in this press release misleading.

Issued by Occasions Corporate & Financial Communications Limited for and on behalf of Mr. Francis P.T. Leung. For further information, please contact:

Occasions Corporate & Financial Communications Limited

Ms. Karen Lee
Tel: (852) 2185 7010/9272 9341	Email: karen.lee@occasions.com.hk

Ms. Peony Sze
Tel: (852)2185 7009/9809 6285	Email: peony.sze@occasions.com.hk

Ms. Cindy Hui
Tel: (852) 2185 7025/9045 4950	E-mail: cindy.hui@occasions.com.hk